EXHIBIT 99.3

EXHIBIT 99.3 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 Security Class 123 Holder Account Number C1234567890 XXX Fold Form of Proxy—Annual Meeting to be held on May 30, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour of or withheld from voting on each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 4:00 pm, Eastern Time, on May 28, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01I4ZA

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being shareholder(s) of BRP Inc., hereby appoint(s):
Mr. José Boisjoli, or failing this person Mr. Martin Langelier.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder, with full power of substitution, to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of Shareholders of BRP Inc. (the "Corporation"), to be held at the Laurent Beaudoin Centre for Design and Innovation, 754 rue St-Joseph, Valcourt, Québec, J0E 2L0, on May 30, 2019 at 11:00 a.m. (Eastern Time), or at any postponement or adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Pierre Beaudoin	☐	☐	02. Joshua Bekenstein	☐	☐	03. José Boisjoli	☐	☐
04. J.R. André Bombardier	☐	☐	05. Michael Hanley	☐	☐	06. Louis Laporte	☐	☐
07. Estelle Métayer	☐	☐	08. Nicholas G. Nomicos	☐	☐	09. Daniel J. O'Neill	☐	☐
10. Edward Philip	☐	☐	11. Joseph Robbins	☐	☐	12. Barbara Samardzich	☐	☐

Fold

2. Appointment of Auditor

For ☐ Withhold ☐

Appointment of Deloitte LLP, Chartered Professional Accountants, as Auditor of the Corporation.

3. Advisory Vote on Executive Compensation

For ☐ Against ☐

Adoption of an advisory non-binding resolution in respect of the Corporation's approach to executive compensation, as more particularly described in the Management Proxy Circular dated April 23, 2019, which can be found at the Corporation's website at ir.brp.com and under its profile on SEDAR at www.sedar.com.

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Q R P Q 2 7 1 8 1 9 X X X X A R 2 999999999999

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